SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

PeakSoft Multinet Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

704916204
(CUSIP Number)

Lawrence D. Hui, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.:  704916204
Page 13 of 13


EWAGNE\7967.3 - 4/5/99

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Liverpool Limited Partnership, a Bermuda Limited
                  Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  1,149,309

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  1,149,309

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,149,309

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  28.94%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,149,309

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,149,309

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,149,309

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  28.94%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,149,309

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,149,309

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,149,309

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  28.94%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement relates to the common shares ("Common Shares") of PeakSoft Multinet Corp. (the "Issuer"). The Issuer's principal executive office is located at 1801 Roeder Avenue, Harbor Center Building, Suite 144, Squalicum Harbor, Bellingham, Washington 98225.

ITEM 2.  Identity and Background

         (a)-(c) The names of the persons filing this statement on Schedule 13D are: The Liverpool Limited Partnership, a Bermuda limited partnership ("Liverpool"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Liverpool Associates, Ltd., ("Liverpool Associates"), a Bermuda corporation, the general partner of Liverpool is a subsidiary of Elliott Associates, a Delaware limited partnership)("Elliott"). Braxton Associates, L.P., a Delaware corporation, is the investment manager for Liverpool ("Braxton, LP"). Paul E. Singer ("Singer") and Braxton LP, which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Shares.

         LIVERPOOL

         The business address of Liverpool is c/o A.S. & K Services Ltd., P.O. box HM1179, Hamilton HM EX, Bermuda.

         The principal business of Liverpool is to purchase, sell, trade and invest in securities.

         LIVERPOOL ASSOCIATES

         The business address of Liverpool Associates is c/o A.S. & K Services Ltd., P.O. box HM1179, Hamilton HM EX, Bermuda.

         The principal business of Liverpool Associates is to be the general partner of Liverpool.

         The names, business addresses and present principal occupation or employment of the directors and executive officers of Liverpool Associates are:

     Name                     Address             Occupation

Paul E. Singer,
President and Director    712 Fifth Avenue        General Partner of Elliott and
                          36th Floor              Braxton LP and President of
                          New York, NY 10019      Martley


Sue Feil, Director       712 Fifth Avenue
                         36th Floor                Comptroller of Elliott
                         New York, NY 10019


Myron Kaplan,
Director                 551 Fifth Avenue          Partner, Law firm of
                         New York, NY 10176        Kleinberg, Kaplan, Wolff &
                                                   Cohen, P.C.


F. Chesley White         Cedar House               Partner, law firm of Appleby,
                         41 Cedar Avenue           Sperling & Kempe
                         Hamilton HM 12
                         Bermuda


Kenneth E.T. Robinson    Cedar House               Partner, law firm of Appleby,
                         41 Cedar Avenue           Sperling & Kempe
                         Hamilton HM 12 Bermuda


         ELLIOTT

         The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Elliott is to purchase, sell, trade and invest in securities.

         SINGER

         Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

         BRAXTON LP

         The business address of Braxton LP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Braxton LP is the furnishing of investment advisory services.

         The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

NAME                    ADDRESS                              OCCUPATION
Paul E. Singer          712 Fifth Avenue 36th Floor   General partner of Elliott
                        New York, New York 10019      and Braxton LP and
                                                      President of Martley

Braxton Associates,
Inc.                    712 Fifth Avenue 36th Floor   The principal business of
                        New York, New York 10019      Braxton Associates, Inc.is
                                                      serving as general partner
                                                      of Braxton LP

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME                          ADDRESS                      OCCUPATION
Paul E. Singer           712 Fifth Avenue             General partner of
                         36th Floor                   Elliott and Braxton LP and
                         New York, New York  10019    President of Martley

         WESTGATE

         The business address of Westgate is Westgate International, L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

         The principal business of Westgate is to purchase, sell, trade and invest in securities.

         The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME                          ADDRESS                      OCCUPATION
Hambledon, Inc.          c/o Midland Bank Trust        General partner of
                         Corporation (Cayman)Limited   Westgate
                         P.O. Box 1109
                         Mary Street
                         Grand Cayman
                         Cayman Islands
                         British West Indies

         HAMBLEDON, INC.

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME                          ADDRESS                      OCCUPATION
Paul E. Singer           712 Fifth Avenue             General partner of Elliott
                         36th Floor                   and Braxton LP and
                         New York, New York  10019    President of Martley

         MARTLEY INTERNATIONAL, INC.

         The business address of Martley is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Martley is to act as investment manager for Westgate.

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Martley are as follows:

NAME                          ADDRESS                      OCCUPATION
Paul E. Singer               712 Fifth Avenue            General partner of
                             36th Floor                  Elliott and Braxton LP
                             New York, New York  10019   and President of
                                                         Martley

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons listed above are citizens of the United States of America except for Messrs. Robinson and White, who are citizens of Bermuda.

ITEM 3.  Source and Amount of Funds or Other Consideration

         (a) On March 25, 1999, Liverpool and Westgate each received 905,636 Common Shares of the Issuer pursuant to the exchange, in each case, of $707,500 in principal amount of indebtedness of the Issuer.

         (b) Liverpool and Westgate each also own: (i) 17,419 common shares previously purchased with their own funds on the open market and (ii) warrants to purchase 226,254 common shares, which warrants were issued in connection with loans made to the Issuer.

ITEM 4.  Purpose of Transaction

         Each of Liverpool and Westgate acquired the Common Shares beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Shares.

         Depending upon market conditions and other factors that it may deem material, each of Liverpool and Westgate may purchase additional Common Shares or related securities or may dispose of all or a portion of the Common Shares or related securities that it now beneficially owns or may hereafter acquire.

         Except as set forth herein, none of Liverpool, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer

         (a) Liverpool beneficially owns 1,149,309 Common Shares constituting 28.94% of all of the outstanding Common Shares. Of such shares 226,254 shares are pursuant to warrants to purchase Common Shares.

         Together, Westgate and Martley beneficially own 1,149,309 Common Shares constituting 28.94% of all of the outstanding Common Shares. Of such shares 226,254 Shares are pursuant to warrants to purchase Common Shares.

         Together, the Reporting Persons beneficially own a total of 2,298,618 Common Shares constituting 54.77% of all of the outstanding Common Shares.

         (b) Liverpool has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares owned by Westgate. Information regarding each of Westgate and Martley is set forth in
Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c)      See Item 3(a) above.

Other than the transaction described in Item 3(a) above, no other transactions with respect to the Common Shares were effected by either Liverpool or Westgate during the past sixty (60) days.

         (d) No person other than Liverpool has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Liverpool.

         No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Westgate and Martley.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         The Issuer, Liverpool and Westgate have agreed to amend the exercise price of the warrants held by them from $Cdn .40 and $Cdn .36 to $Cdn .20 per share. Such amendment is subject to the approval of the Alberta Stock Exchange, which remains pending.

         In addition, See Item 5(a) above.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:
April 5, 1999              THE LIVERPOOL LIMITED PARTNERSHIP

                                    By:     Liverpool Associates, Ltd., as
                                            General Partner


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President


                                    WESTGATE INTERNATIONAL, L.P.

                                    By:     Martley International, Inc.,
                                            as attorney-in-fact


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President


                                    MARTLEY INTERNATIONAL, INC.


                                    By: /s/ Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of PeakSoft Multinet Corp. dated April 5, 1999, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated as of:  April 5, 1999


                                    THE LIVERPOOL LIMITED PARTNERSHIP

                                    By:     Liverpool Associates, Ltd., as
                                             General Partner


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President


                                    WESTGATE INTERNATIONAL, L.P.

                                    By:     Martley International, Inc., as
                                             attorney-in-fact


                                            By:/s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President


                                            MARTLEY INTERNATIONAL, INC.


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President